

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 18, 2008

Via U.S. Mail

Mr. William K. Hergenhan
Chief Financial Officer
Metro One Telecommunications, Inc.
11200 Murray Scholls Place
Beaverton, OR 97007

> RE: **Metro One Telecommunications, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-27024**

Dear Mr. Hergenhan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007
Financial Statements and Notes

5.Convertible Preferred Stock Financing Arrangement and Preferred Stock Warrants, page 30

1. Refer to the fifth paragraph of the section. We note your disclosures of the penalty provisions of the Registration Rights Agreement you entered into with investors related to a private financing transaction in June 2007. We also note your filing of a Form S-3 in July 2007 with respect to the registration of the underlying common shares related to the equity instruments you issued in the transaction, in which the Form S-3 had not been effective. In this regard, tell us and disclose the amounts of the penalties you have recorded and where you have reported them in your financial statements. If you have not recorded any penalties, please explain to us why. Refer to FSP EITF 00-19-2.

2. In addition, we note that due to certain rights granted to the holders of the convertible preferred stock and the warrants, they are classified as non-permanent equity and liabilities, respectively, in your balance sheet. Please tell us and disclose in more detail the nature and the terms of the rights pursuant to paragraph 26 of SFAS 150.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director